IndexIQ™ Exchange-Traded Funds, Inc.
420 Lexington Avenue
New York, New York 10170

VIA EDGAR
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	IndexIQ™ Exchange-Traded Funds, Inc. – CIK. No. 0001386992 Request for Withdrawal of Registration Statement on Form N-1A File No. 811-22008

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement for IndexIQ™ Exchange-Traded Funds, Inc. (the “Company”).  The Company filed a Registration Statement on Form N-1A with the Securities and Exchange Commission on January 18, 2007, as amended on May 16, 2007.

The Company's Registration Statement has not been declared effective. The Company has not issued any shares or held any assets and has decided not to commence operations as a registered investment company. The Company intends to file an application for deregistration on Form N-8F pursuant to section 8(f) of the Investment Company Act of 1940, as amended, for an order declaring that the Company has ceased to be an investment company.

Based on the above, the Company submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors.  We hereby request withdrawal of the Company’s Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

If you have any questions or require further information or documentation, please do not hesitate to call the undersigned at (212) 986-7900.

Very truly yours,

/s/ Jeffrey L. Feldman
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Jeffrey L. Feldman
President and Chief Executive Officer